UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Holding(s) in Company'





To: RNS


Notification of Change in Interest in Shares

We write in accordance with rule 9.12. under the continuing obligations section of the Listing Rules, to notify you that on 4 May 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals to 118,845,348 shares, now represents 14.79% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.


From: Pearson plc



Letter to Pearson PLC
Dated 2 May 2005


                           Section 198 Notification
                           Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (803,552,230 shares outstanding)

     Number of shares in which the Companies have an interest:

          118,845,348

     Name(s) of registered holder(s):

          See Schedule B


As of 2 May 2005


                                                          Number of   Percent of
Pearson plc                                                  Shares  Outstanding

The Capital Group Companies Inc. ("CG") holdings        118,845,348      14.790%

Holdings by CG Management Companies and Funds:

* Capital Guardian Trust Company                         56,215,659       6.996%

* Capital International Limited                          16,856,174       2.098%

* Capital International S.A.                              5,442,749       0.677%

* Capital International Inc.                             12,963,494       1.613%

* Capital Research and Management Company                27,367,272       3.406%



                                    Schedule A

                      Schedule of holdings in Pearson plc
                                As of 2 May, 2005

                         Capital Guardian Trust Company


Registered Name                                         Local Shares

State Street Nominees Limited                              7,221,818

Bank of New York Nominees                                  1,870,658

Northern Trust                                               286,709

Chase Manhattan Bank Australia Limited                         1,500

Chase Nominees Limited                                    24,978,080

BT Globenet Nominees Ltd.                                    761,835

Midland Bank plc                                           5,925,475

Cede & Co.                                                   136,363

Deutsche Bank Mannheim                                         2,200

Bankers Trust                                              1,878,800

Barclays Bank                                                427,800

Citibank London                                               11,100

Royal Trust                                                   14,500

Brown Bros.                                                   60,600

Nortrust Nominees                                          8,558,582

Royal Bank of Scotland                                       113,300

MSS Nominees Limited                                          51,200

State Street Bank & Trust Co.                                 67,000

Citibank                                                      13,600

RBSTB Nominees Ltd                                             2,200

Citibank NA                                                   45,500

Deutsche Bank AG                                               2,100

HSBC Bank PLC                                                 13,600

Mellon Bank N.A.                                             187,900

ROY Nominees Limited                                          45,800

Mellon Nominees (UK) Limited                               1,903,904

HSBC                                                          43,900

JP Morgan Chase Bank                                       1,589,635

                                           TOTAL          56,215,659


                                 Schedule B


                       Capital International Limited

Registered Name                                          Local Shares

State Street Nominees Limited                                 577,962

Bank of New York Nominees                                   4,024,619

Northern Trust                                              1,212,588

Chase Nominees Limited                                      2,842,315

Midland Bank Plc                                               78,200

Bankers Trust                                                 258,571

Barclays Bank                                                  67,200

Citibank London                                               129,766

Morgan Guaranty                                               284,300

Nortrust Nominees                                           3,068,146

Royal Bank of Scotland                                        850,600

MSS Nominees Limited                                           91,200

State Street Bank & Trust Co                                  411,100

National Westminster Bank                                      81,700

Lloyds Bank                                                    53,600

Citibank NA                                                    23,500

Deutsche Bank AG                                            1,319,836

HSBC Bank plc                                               1,051,630

Mellon Bank N.A.                                               43,316

KAS UK                                                         61,425

Bank One London                                               199,600

Clydesdale Bank plc                                            99,500

JP Morgan Chase Bank                                           25,500

                                                TOTAL      16,856,174



                                  Schedule B



                          Capital International S.A.

Registered Name                                           Local Shares

State Street Nominees Limited                                   16,036

Bank of New York Nominees                                       27,700

Chase Nominees Limited                                       2,725,942

Credit Suisse London Branch                                     20,000

Midland Bank plc                                               744,500

Barclays Bank                                                  317,318

Pictet & Cie, Geneva                                            10,900

Citibank London                                                 21,200

Brown Bros.                                                    117,000

Nortrust Nominees                                               11,300

Morgan Stanley                                                  12,900

Royal Bank of Scotland                                         130,018

J.P. Morgan                                                    577,883

State Street Bank & Trust Co.                                   45,600

National Westminster Bank                                       35,200

Lloyds Bank                                                     44,300

RBSTB Nominees Ltd                                              60,100

Deutsche Bank AG                                                89,752

HSBC Bank plc                                                  410,900

HSBC                                                            24,200

                                                   TOTAL     5,442,749


                                   Schedule B


                          Capital International Inc.

Registered Name                                           Local Shares

State Street Nominees Limited                                4,327,457

Bank of New York Nominees                                    1,308,336

Northern Trust                                                  52,600

Chase Nominees Limited                                       2,991,850

Midland Bank plc                                               334,600

Bankers Trust                                                   51,500

Citibank London                                                109,000

Brown Bros.                                                    238,100

Nortrust Nominees                                              902,998

Royal Bank of Scotland                                         237,500

State Street Bank & Trust Co.                                  961,096

Sumitomo Trust & Banking                                        89,500

Citibank                                                        28,800

RBSTB Nominees Ltd                                              52,000

Citibank NA                                                    491,957

State Street Australia Limited                                  68,000

HSBC Bank PLC                                                  196,600

JP Morgan Chase Bank                                           521,600

                                              TOTAL         12,963,494


                                  Schedule B



                     Capital Research & Management Company

Registered Name                                           Local Shares

State Street Nominees Limited                                  750,000

Chase Nominees Limited                                      26,617,272

                                              TOTAL         27,367,272




                                  Schedule B



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 05 May 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary